U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q or Form 10-QSB [ ] Form N-SAR

For Period Ending December 31, 2001.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:           SCHIMATIC Cash Transactions Network.com, Inc.
Address of Principal               26800 Laguna Hills Drive, Suite 100
Executive Office:                  Aliso Viejo, California 92656

                       PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

    [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    [ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

The registrant cannot file its Form 10-KSB within the prescribed time period because of pending additional financial information necessary for finalizing its financial statements that will be included in the registrants Form 10-KSB.

                           PART IV - OTHER INFORMATION

(1) Name and address of person to contact in regard to this notification:

      Mr. Joe G. Coykendall          949              916-1206
     ---------------------------- ---------    ---------------------------
          NAME                    AREA CODE       (Telephone Number)

                     --------------------------------------

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                        [ X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                 [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCHIMATIC Cash Transactions Network.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:3/29/2001                      By:/s/ Joe G. Coykendall
     ---------                        ----------------------
                                        Joe G. Coykendall,
                                        Chief Financial Officer